OMB APPROVAL
OMB Number:	3235-0145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Galaxy Nutritional Foods, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36317Q104

(CUSIP Number)

Leonard, Street and Deinard, P.A. Attn: Mark S. Weitz, Esq. 150 South Fifth Street, Suite 2300 Minneapolis, MN 55402 612-335-1500

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive, Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36317Q104	13D	Page 2 of 17 Pages

1.	Names of Reporting Persons. Galaxy Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 23,535,530
9. Sole Dispositive Power
10. Shared Dispositive Power 23,535,530

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,095,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 89.1%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 3 of 17 Pages

1.	Names of Reporting Persons. Timothy S. Krieger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 23,535,530
9. Sole Dispositive Power
10. Shared Dispositive Power 23,535,530

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,095,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 89.1%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 4 of 17 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 10,284,018
9. Sole Dispositive Power
10. Shared Dispositive Power 10,284,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,095,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 89.1%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 5 of 17 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 10,284,018
9. Sole Dispositive Power
10. Shared Dispositive Power 10,284,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,095,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 89.1%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 6 of 17 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 10,284,018
9. Sole Dispositive Power
10. Shared Dispositive Power 10,284,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,095,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 89.1%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 7 of 17 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 10,284,018
9. Sole Dispositive Power
10. Shared Dispositive Power 10,284,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,095,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 89.1%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 8 of 17 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 10,284,018
9. Sole Dispositive Power
10. Shared Dispositive Power 10,284,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,095,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 89.1%
14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 36317Q104	13D	Page 9 of 17 Pages

1.	Names of Reporting Persons. MW1 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,724,410
9. Sole Dispositive Power
10. Shared Dispositive Power 9,724,410

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,095,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 89.1%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 10 of 17 Pages

1.	Names of Reporting Persons. Andromeda Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,724,410
9. Sole Dispositive Power
10. Shared Dispositive Power 9,724,410

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,095,138
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 89.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36317Q104	Page 11 of 17 Pages

This Amendment No. 5 to the joint statement on Schedule 13D relating to the common stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation, initially filed by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008, as amended by Amendment No. 1 filed by Galaxy Partners, L.L.C. and Timothy Krieger on December 31, 2008, Amendment No. 2 filed by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009, Amendment No. 3 filed by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, MW1 LLC and Andromeda Acquisition Corp. on May 5, 2009 and Amendment No. 4 filed by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, MW1 LLC and Andromeda Acquisition Corp. on May 8, 2009 (“Amendment No. 4”) (as amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 3 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 13, 15, 18 and 20, 2009, an additional 143 shares, 13,865 shares, 412,587 shares and 5,500 shares, respectively, of Common Stock tendered during the subsequent offering period of the Offer were accepted for payment by Purchaser. The Fund contributed to MW1 the approximately $155,554 necessary to acquire such shares of Common Stock using working capital from the Fund. MW1 then contributed to Purchaser such $155,554 in order to facilitate the purchase of, and payment for, such shares of Common Stock.”

2. Item 4 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 15, 2009, Purchaser extended the subsequent offering period of the Offer until 5:00 p.m., Eastern time, on May 21, 2009, unless extended. As of 5:00 p.m., Eastern time, on May 19, 2009, a total of 668,598 shares of Common Stock were tendered during the subsequent offering period and have been accepted for payment by Purchaser. Any additional shares of Common Stock validly tendered during the subsequent offering period will be immediately accepted for payment by Purchaser.

On May 14, 2009, Michael E. Broll, Peter J. Jungsberger and Robert S. Mohel resigned as members of the Board of Directors of the Issuer. On May 15, 2009, David H. Lipka resigned as a member and Chairman of the Board of Directors of the Issuer. In order to fill the vacancies on the Board of Directors of the Issuer resulting from the resignations of Michael E. Broll, Peter J. Jungsberger and Robert S. Mohel, the following individuals have been appointed to the Issuer’s Board of Directors: Justin Jacobs, who is the sole director and executive officer of Purchaser; Thomas E. Lynch, who is a Reporting Person and a management committee director of the GP; and Scott P. Scharfman, who is a Reporting Person and a management committee director of the GP. The Reporting Persons do not have any plans or proposals to fill the vacancy on the Board of Directors of the Issuer resulting from the resignation of David H. Lipka. On May, 20, 2009, Richard Antonelli was elected as the Chief Executive Officer of the Issuer and entered into an Employment Agreement with the Issuer providing for Mr. Antonelli’s employment by the Issuer as its Chief Executive Officer.”

CUSIP No. 36317Q104	Page 12 of 17 Pages

3. The paragraph of Item 5(a) of the Schedule 13D set forth in Amendment No. 4 shall hereby be amended to read in its entirety as follows:

“In the aggregate, the Reporting Persons, as a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, including Mr. Jacobs and Mr. Antonelli, beneficially own a total of 24,095,138 shares of Common Stock, representing approximately 89.1% of the outstanding shares of Common Stock. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each may be deemed to beneficially own 24,095,138 shares of Common Stock, representing approximately 89.1% of the outstanding shares of Common Stock. Galaxy Partners and Timothy Krieger, as the sole manager and governor of Galaxy Partners, each may be deemed to beneficially own 24,095,138 shares of Common Stock, representing approximately 89.1% of the outstanding shares of Common Stock. MW1 and Purchaser each may be deemed to beneficially own 24,095,138 shares of Common stock, representing approximately 89.1% of the outstanding shares of Common Stock. These percentages of beneficial ownership are based on a total of 27,051,294 shares of Common Stock outstanding as of February 10, 2009.”

4. The paragraph of Item 5(b) of the Schedule 13D set forth in Amendment No. 4 shall hereby be amended to read in its entirety as follows:

“By virtue of their positions as management committee directors of the GP, each of the Managers has the shared authority to vote and dispose of the 10,284,018 shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund. By virtue of his position as a member and the sole manager and governor of Galaxy Partners L.L.C., Timothy Krieger may be deemed to have the shared authority to vote and dispose of the 23,535,530 shares of Common Stock reported in this joint statement Schedule 13D on behalf of Galaxy Partners. By virtue of their positions as Directors of MW1, Justin Jacobs, Timothy S. Krieger and Richard Antonelli have the shared authority to vote and dispose of the 9,724,410 shares of Common Stock reported in this joint statement Schedule 13D on behalf of MW1. As the sole director and executive officer of Purchaser, Justin Jacobs has the shared authority to vote and dispose of the 9,724,410 shares reported in this joint statement Schedule 13D on behalf of Purchaser.”

5. Item 5(c) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 13, 15, 18 and 20, 2009, an additional 143 shares, 13,865 shares, 412,587 shares and 5,500 shares, respectively, of Common Stock tendered during the subsequent offering period of the Offer were accepted for payment and purchased by Purchaser.”

6. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 36317Q104	Page 13 of 17 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 20, 2009

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger
Timothy Krieger
Manager

TIMOTHY KRIEGER

/s/ Timothy Krieger
Timothy Krieger

CUSIP No. 36317Q104	Page 14 of 17 Pages

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

THOMAS E. LYNCH

/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CUSIP No. 36317Q104	Page 15 of 17 Pages

MW1 LLC

By:	/s/ Justin Jacobs
Name:	Justin Jacobs
Title:	Director

ANDROMEDA ACQUISITION CORP.

By:	/s/ Justin Jacobs
Name:	Justin Jacobs
Title:	President

CUSIP No. 36317Q104	Page 16 of 17 Pages

Exhibit Index

Exhibit No.	Description
Exhibit A	Joint Filing Agreement, dated November 26, 2008, by and among Galaxy Partners, L.L.C. and Timothy Krieger (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit A to the Schedule 13D and incorporated herein by reference).

Exhibit B	Power of Attorney for Galaxy Partners, L.L.C. and Timothy Krieger, dated November 26, 2008 (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit B to the Schedule 13D and incorporated herein by reference).

Exhibit C	Stock Purchase Agreement by and among Galaxy Partners, L.L.C., Galaxy Nutritional Foods, Inc., and Frederick DeLuca, dated November 18, 2008 (filed with the SEC by Galaxy Nutritional Foods, Inc. on November 21, 2008 as Exhibit 10.1 to the Form 8-K and incorporated herein by reference).

Exhibit D	Promissory Note, dated November 6, 2008, between Galaxy Partners and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit D to the Schedule 13D and incorporated herein by reference).

Exhibit E-1	Membership Interest Pledge and Security Agreement, and Guaranty, dated November 6, 2008, between Timothy Krieger and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-1 to the Schedule 13D and incorporated herein by reference).

Exhibit E-2	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael Tufte and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-2 to the Schedule 13D and incorporated herein by reference).

Exhibit E-3	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between DBJ 2001 Holdings, LLC and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-3 to the Schedule 13D and incorporated herein by reference).

Exhibit E-4	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael D. Slyce and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-4 to the Schedule 13D and incorporated herein by reference).

Exhibit F	Consultant Agreement by and among Galaxy Partners, L.L.C., David H. Lipka and Fairway Dairy and Ingredients LLC, dated September 30, 2008 (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit F to the Schedule 13D and incorporated herein by reference).

CUSIP No. 36317Q104	Page 17 of 17 Pages

Exhibit G	Joint Filing Agreement, dated February 6, 2009, by and among Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. on February 9, 2009 as Exhibit G to the Schedule 13D/A and incorporated herein by reference).

Exhibit H	Term Sheet, dated February 6, 2009, between Mill Road Capital, L.P. and Galaxy Partners (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. on February 9, 2009 as Exhibit H to the Schedule 13D/A and incorporated herein by reference).

Exhibit I	Standstill Agreement, dated February 6, 2009, between Mill Road Capital, L.P. and Galaxy Partners (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. on February 9, 2009 as Exhibit I to the Schedule 13D/A and incorporated herein by reference).

Exhibit J	Joint Filing Agreement, dated May 5, 2009, by and among Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC and Andromeda Acquisition Corp. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC and Andromeda Acquisition Corp. on May 5, 2009 as Exhibit J to the Schedule 13D/A and incorporated herein by reference).

Exhibit K	Amended and Restated Limited Liability Company Agreement of MW1 LLC, dated May 7, 2009, by and among Mill Road Capital, L.P., Galaxy Partners, L.L.C. and Richard Antonelli (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC and Andromeda Acquisition Corp. on May 8, 2009 as Exhibit K to the Schedule 13D/A and incorporated herein by reference).